Exhibit

EXCELLON APPOINTS VICE PRESIDENT SPECIAL PROJECTS

Toronto, Ontario – January 8, 2019 – Excellon Resources Inc. (TSX:EXN and OTC:EXLLF) (“Excellon” or the “Company”) is pleased to announce the appointment of Marcello Locatelli as Vice President Special Projects. Mr. Locatelli will be responsible for further optimization at the Company’s operations and project evaluation.

“An essential part of our strategy is building a team that can discover, develop and operate mining assets so that we can fully realize on the next bull market in metals,” stated Brendan Cahill, President and CEO. “Just as great mining assets have been increasingly rare in recent years, the demographic gap in mining portends the same for the industry’s most important asset – people. Marcello’s global experience optimizing and evaluating projects will play an important role in improving our existing operations and growing our business for the long term.”

Mr. Locatelli is a professional engineer with over 15 years of experience successfully managing and engineering various commodity studies and projects of all sizes. Most recently, Mr. Locatelli was a Director of Inteloc Inc., an engineering firm providing project management, evaluation and control services using leading technologies. Having worked on many projects across the globe, his experience extends from conceptual design through to commissioning, with a specific focus on project engineering, procurement, construction management, economic evaluations and social and environmental permitting. Mr. Locatelli has held lead engineer and project manager positions with Ausenco, Halyard Inc. and DRA Americas Inc., assisting in special projects related to bulk sampling, processing plant design and project development. He holds a Bachelor of Engineering (Mechanical) degree from the University of Johannesburg.

About Excellon

Excellon’s 100%-owned Platosa Mine has been Mexico’s highest-grade silver mine since production commenced in 2005. The Company is focused on optimizing Platosa’s cost and production profile, discovering further high-grade silver and carbonate replacement deposit (CRD) mineralization on the 21,000 hectare Platosa Project and epithermal silver mineralization on the 100%-owned 45,000 hectare Evolución Property, and capitalizing on current market conditions by acquiring undervalued projects in the Americas.

Additional details on the Platosa Mine and the rest of Excellon’s exploration properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.

Brendan Cahill, President & Chief Executive Officer or

Nisha Hasan, Vice President Investor Relations

(416) 364-1130

info@excellonresources.com

www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties, and particularly the September 7, 2018 NI 43-101 technical report prepared by SRK Consulting (Canada) Inc. with respect to the Platosa Property. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.